================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)


                        BURNHAM PACIFIC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                    12232C108
--------------------------------------------------------------------------------
(Title of class of securities)                                 (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 AUGUST 11, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 20 Pages)

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NY2:\930225\05\JXRL05!.DOC\72825.0006

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 2 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NOS.                                     31-1382356
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,386,000
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,386,000
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,386,000

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.29%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 3 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP III
                    I.R.S. IDENTIFICATION NOS.                                     31-1487226
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,219,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,219,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,219,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.77%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 4 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.
                    I.R.S. IDENTIFICATION NOS.                                     31-1289300
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.06%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 5 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JAY L. SCHOTTENSTEIN
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,976,600
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,976,600

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,976,600

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       9.21%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 6 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN STORES CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     31-0820773
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            370,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       370,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       370,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       1.15%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 7 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       MICHAEL L. ASHNER
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            166,587
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          18,679
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       166,587
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     18,679

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       185,266

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.57%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 8 of 20
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SUSAN ASHNER
                    I.R.S. IDENTIFICATION NOS.                                    ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            200
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          18,679
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       200
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     18,679

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       18,879

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.06%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------


                     This Amendment No. 8 ("Amendment No. 8") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed on June 7, 1999, as amended by Amendment No. 1 filed on June 16, 1999, Amendment No. 2 filed on July 12, 1999, Amendment No. 3 filed on February 1, 2000, Amendment No. 4 filed on February 8, 2000, Amendment No. 5 filed on February 23, 2000, Amendment No. 6 filed on June 14, 2000 and Amendment No. 7 filed on June 16, 2000, by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC" and, collectively with JLP, JLPIII, SPAMC and JS, the "Original Reporting Persons"). As indicated in Item 2, Michael L. Ashner ("MLA") and Susan Ashner ("SA" and collectively with MLA, the "Additional Reporting Persons") have joined the Original Reporting Persons for the purposes of the filing requirements of
Section 13(d) of the Exchange Act. The Original Reporting Persons together with the Additional Reporting Persons are sometimes referred to herein collectively as the "Reporting Persons." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 1.              SECURITY AND ISSUER.

                     This Amendment No. 8 relates to shares of common stock, $.01 par value (the "Shares"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 610 West Ash Street, San Diego, CA 92101.

ITEM 2.              IDENTITY AND BACKGROUND.

                     The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

                  The following information relates to MLA:

                  (a)      Name: Michael L. Ashner

                  (b) Business Address: c/o Winthrop Financial Associates, a Limited Partnership, 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753

                  (c) Principal Occupation: Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership ("WFA") and the Newkirk Group, and their respective subsidiaries, each a real estate management and investment company

                  (d)/(e) During the last five years, MLA has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order


                                 (Page 9 of 20)
                           enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship: USA


                  The following information relates to SA:

                  (a)      Name: Susan Ashner

                  (b) Business Address: 100 Jericho Quadrangle, Suite 214, Jericho, NY 11753.

                  (c)      Principal Occupation: Homemaker

                  (d)/(e) During the last five years, SA has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship: USA



ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     MLA purchased an aggregate of 166,587 Shares for aggregate consideration (including brokerage commissions) of approximately $1,277,753. MLA and SA jointly purchased an aggregate of 18,679 Shares for aggregate consideration (including brokerage commissions) of approximately $173,662. SA purchased 200 Shares for aggregate consideration (including brokerage commissions) of approximately $1,501. MLA and SA used their personal funds to acquire such Shares. MLA's Shares include 150,687 Shares purchased by MLA from WFA on August 14, 2000 for $1,067,122. WFA had used its working capital to purchase such Shares for aggregate consideration (including brokerage commissions) of approximately $1,067,122.

ITEM 4.              PURPOSE OF TRANSACTION.

                     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

                     On August 11, 2000, MLA and SSC entered into a letter agreement (the "Schottenstein/Ashner Agreement"), which sets forth their understandings with respect to their intention, on behalf of the Reporting Persons, to nominate a slate of directors for election at the Company's 2000 Annual Meeting of stockholders currently scheduled to be held on October 18, 2000, solicit proxies in favor of the election of such nominees and, if


                                (Page 10 of 20)
successful, oversee the management, operation and liquidation of the Company and Burnham Pacific Operating Partnership, L.P. ("OP"). A copy of the
Schottenstein/Ashner Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference. This Item 4 is qualified in its entirety by reference to the complete text of the Schottenstein/Ashner Agreement.

                     In accordance with the Schottenstein/Ashner Agreement, the Reporting Persons will seek to:

                     (i) replace current management of the Company with qualified, competent and effective executives including, without limitation, JS as Chief Executive Officer and Co-Chairman, MLA as President and Co-Chairman;

                     (ii) pursue an orderly liquidation of the Company and OP for the benefit of the Company's stockholders and OP's limited partners which is intended to commence and be completed over a 36-month period, subject to market conditions;

                     (iii) replace current property and asset management arrangements for the Company and OP with new arrangements that will be significantly less costly to the Company and OP;

                     (iv) review thoroughly all "golden parachute" or other severance arrangements with existing management prior to payment thereunder to ensure the validity and reasonableness of such arrangements and review and pursue any claims or causes of action which the Company may have against the intended recipients as well as raise any other defenses the Company and OP may have with respect to the payment thereof;

                     (v) oppose any sale of all or substantially all of the assets of the Company (either by sale of stock, assets, merger or otherwise) which is not reasonably expected to yield at least $8.00 per Share either in cash or securities of another entity or a combination thereof;

                     (vi) cause the entire board of directors of the Company to consist of eight persons, four of whom shall be nominated by SSC (two of whom shall be persons who are not employees of, consultants to or otherwise affiliates of SSC or MLA ("Independent Directors")), three of whom shall be nominated by MLA and one of whom will be nominated by the preferred stockholders of the Company; provided, however, that in the event that the holders of preferred stock of the Company elect not to nominate a director or lose the right to nominate one director, then SSC shall have the right to nominate a fifth director who shall be an Independent Director;

                     (vii) to the extent not already provided for in the by-laws of the Company, use all reasonable efforts to cause the by-laws of the Company to be amended to provide that (1) no sale of the Company or any of its assets may be made to an affiliate of the Company, and (2) no lease may be entered into at any of its properties with an affiliate of the Company without the consent of all Independent Directors; and


                                (Page 11 of 20)

                     (viii) cause no expansion in the number of members of the Board of Directors without their mutual consent.

                     In addition, the Schottenstein/Ashner Agreement provides that, if the Reporting Persons' nominees are elected, the parties acknowledge that SSC or its affiliate will provide the Company with a bid to provide property management services for the Company and OP and that MLA or its affiliate will provide the Company with a bid to provide asset management and entity management services to the Company and OP.


                     Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                     (a) As of the date of this Amendment No. 8, the Reporting Persons beneficially owned the respective numbers of Shares set forth below. The percentages set forth below and on pages 2-8 hereto represent percentages of the outstanding Shares based on a total of 32,324,046 Shares outstanding on August 11, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.



Reporting Person             Number of Shares                  Percent
----------------             ----------------                  -------
JLP                             1,386,000                       4.29%

JLPIII                          1,219,800                       3.77%

SPAMC                           2,605,800                       8.06%

JS                              2,976,600                       9.21%

SSC                               370,800                       1.15%

MLA                               185,266                       0.57%

SA                                 18,879                       0.06%


                     As of the date of this Amendment No. 8, the Reporting Persons beneficially owned an aggregate of 3,162,066 Shares, or approximately 9.78% of the outstanding Shares.


                                (Page 12 of 20)

                     Except as set forth in this paragraph (a) of this Item 5, to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any Shares.

                     By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons. Each member of the Original Reporting Persons disclaims beneficial ownership of the Shares owned by each of the Additional Reporting Persons and each Additional Reporting Person disclaims beneficial ownership of the Shares owned by each of the Original Reporting Persons.

                     (b) JLP has sole voting power and sole investment power with respect to all of the 1,386,000 Shares it beneficially owns.

                     JLPIII has sole voting power and sole investment power with respect to all of the 1,219,800 Shares it beneficially owns.

                     By virtue of being the sole general partner of each of JLP and JLPIII, SPAMC may be, for purposes of this Statement, a beneficial owner of all the Shares of which each of JLP and JLPIII is a beneficial owner.

                     By virtue of being the trustee of each of the trusts which constitute all of the shareholders of SPAMC, JS may be, for purposes of this Statement, a beneficial owner of all the Shares of which SPAMC is a beneficial owner.

                     SPAMC disclaims beneficial ownership of the aggregate 2,605,800 Shares, referred to above, as to which it may be deemed to have shared voting and dispositive power. JS disclaims beneficial ownership of the aggregate 2,605,800 Shares, referred to above, as to which he may be deemed to have shared voting and dispositive power.

                     SSC has sole voting and sole investment power with respect to all of the 370,800 Shares it beneficially owns.

                     By virtue of being the Chairman of the Board and Chief Executive Officer of SSC, JS may be, for purposes of this Schedule 13D, a beneficial owner of all of the Shares of which SSC is a beneficial owner. JS disclaims beneficial ownership of such Shares as to which he may be deemed to have shared voting and dispositive power.

                     MLA and SA share voting and dispositive power with respect to 18,679 Shares of which they are joint owners. MLA has sole voting and sole investment power with respect to all of the 166,587 Shares he beneficially owns. SA has sole voting and sole investment power with respect to all of the 200 Shares she beneficially owns.

                     (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix A hereto and incorporated herein by reference. Except as otherwise indicated on such Appendix A, all such transactions were effected through the open market.


                                (Page 13 of 20)

                     (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                     The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                     The description of the Schottenstein/Ashner Agreement contained in Item 4 hereof and the copy of such agreement filed as Exhibit 9 hereto are incorporated herein by reference.

                     The Schottenstein/Ashner Agreement also provides that, if either party or their respective affiliates elects to acquire shares of stock of the Company or partnership interests in OP (the "Purchasing Party"), the Purchasing Party shall either (i) give the other party five business days prior notice of such acquisition, which notice shall set forth the number of shares of stock of the Company or partnership interests in OP that such Purchasing Party desires to acquire (the "Purchase Interests") and the purchase price if known, and the non-Purchasing Party shall have the right to participate with such Purchasing Party equally in such purchase by giving written notice thereof to the Purchasing Party within three business days of receipt of such notice or, alternatively, (ii) purchase the Purchase Interests without giving prior notice to the non-Purchasing Party, in which case the Purchasing Party shall give subsequent notice to the non-Purchasing Party of such purchase before or within one business day after such acquisition, which notice shall set forth the Purchase Interest that such Purchasing Party acquired or is acquiring and the purchase price therefore, in which event, the non-Purchasing Party shall have the right to participate with such Purchasing Party equally in such purchase by giving written notice thereof to the Purchasing Party and accompanying such notice with payment of the purchase price therefore within five business days of receipt of such notice. If the non-Purchasing Party shall fail to give notice to the Purchasing Party within the applicable time period set forth in the Schottenstein/Ashner Agreement, such non-Purchasing Party shall have no rights with respect to the shares or partnership interests acquired except as set forth in the following paragraph.

                     If a party desires to sell any shares of its stock in the Company or partnership interests in OP (such party being hereinafter referred to as the "Selling Party"), the Selling Party shall give the other party hereto prior notice of such sale, which notice shall set forth the number of shares of stock of the Company or partnership interests in OP that such Selling Party is selling (the "Sale Interests") and the purchase price therefore, in which event the non-Selling Party shall have the right to acquire the Sale Interests for the purchase price set forth in the Selling Party's notice by giving written notice thereof to the Purchasing Party within one business day of receipt of such notice. Any sale of Sale Interests under the Schottenstein/Ashner Agreement


                                (Page 14 of 20)
shall be consummated on or prior to the fifth business day following the receipt by the non-Selling Party of the Selling Party's notice delivered pursuant to the Schottenstein/Ashner Agreement. If the non-Selling Party shall fail to give notice to the Selling Party, or shall fail to purchase the Sale Interests, within the time period set forth therein, the non-Selling Party shall have no rights with respect to the Sale Interests.

                     The Schottenstein/Ashner Agreement provides that, if the parties provide services to the Company in connection with the disposition of assets, any fees payable therefor shall be shared equally by the parties.

                     The Schottenstein/Ashner Agreement also provides that, to the extent the proxy costs of the parties to the Schottenstein/Ashner Agreement are not reimbursed by the Company, SSC and MLA will share equally in all costs associated with the proxy solicitation contemplated thereby and MLA has agreed to reimburse SSC within 30 days after the date of the Schottenstein/Ashner Agreement for one-half of all third party costs incurred by SSC to date in connection with its prior offers to acquire the Company.

                     The Schottenstein/Ashner Agreement will terminate upon the occurrence of any of the following: (i) immediately, if a slate of directors other than the Reporting Persons' nominees shall be elected at the Company's 2000 Annual Meeting; (ii) on August 11, 2001 if there has been no meeting of the stockholders of the Company prior to such date at which a slate of directors of the Company is elected; (iii) if the Reporting Persons' nominees shall have been elected, three years from the date on which the nominees shall first become directors of the Company; or (iv) by either party if a valid offer is made to acquire all or substantially all of the assets of the Company (either by sale of stock, assets, merger or otherwise) which is reasonably expected to yield at least $8.00 per common share of the Company either in cash or securities of another entity or a combination thereof.

                     The foregoing description of the Schottenstein/Ashner Agreement is qualified in its entirety by reference to the Schottenstein/Ashner Agreement.


ITEM 7.              MATERIALS TO BE FILED AS EXHIBITS.

                     The following are filed herewith as exhibits to this Amendment No. 8:

Exhibit 9 Schottenstein/Ashner Agreement between Michael L. Ashner and Schottenstein Stores Corporation, dated August 11, 2000.

Exhibit 10 Joint Filing Agreement, dated August 14, 2000, by and among the Reporting Persons.

Exhibit 11        Power of Attorney of Michael L. Ashner.

Exhibit 12        Power of Attorney of Susan Ashner.



                                (Page 15 of 20)

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2000


                        JUBILEE LIMITED PARTNERSHIP

                        By: SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.,
                            as sole general partner

                            By: /s/ Jay L. Schottenstein
                                --------------------------------------------
                                Name: Jay L. Schottenstein
                                Title: President & Chairman


                        JUBILEE LIMITED PARTNERSHIP III

                        By: SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.,
                            as sole general partner

                            By: /s/ Jay L. Schottenstein
                                -------------------------------------------
                                Name: Jay L. Schottenstein
                                Title: President & Chairman


                        SCHOTTENSTEIN STORES CORPORATION

                        By: /s/ Jay L. Schottenstein
                            -----------------------------------------------
                            Name: Jay L. Schottenstein
                            Title: Chairman & Chief Executive Officer



                            /s/ Jay L. Schottenstein
                            -----------------------------------------------
                            JAY L. SCHOTTENSTEIN




                                (Page 16 of 20)

                                  /s/ Michael L. Ashner
                                  -------------------------------------------
                                  By: Peter Braverman as Attorney-in-Fact for
                                  Michael L. Ashner (1)



                                  /s/ Susan Ashner
                                  -------------------------------------------
                                  By: Peter Braverman as Attorney-in-Fact for
                                  Susan Ashner (2)









-------------

(1) Executed by Peter Braverman as Attorney-in-Fact for Michael L. Ashner. The Power of Attorney for Mr. Ashner is attached hereto as Exhibit 11.

(2) Executed by Peter Braverman as Attorney-in-Fact for Susan Ashner. The Power of Attorney for Ms. Ashner is attached hereto as Exhibit 12.



                                (Page 17 of 20)

                                                                   APPENDIX A
                                                                   ----------

                    TRANSACTIONS BY THE REPORTING PERSONS IN
                     BURNHAM PACIFIC PROPERTIES, INC. SHARES
                             DURING THE PAST 60 DAYS

                        Schottenstein Stores Corporation
Date                   Number of Shares         Price Per Share ($)           Commission ($)             Total Cost/Net Sale ($)
----                   -----------------        -------------------           --------------             -----------------------
                       Bought (Sold)
                       -------------

11-Aug-00                     (60,000)                   5.125              3,010.25                      304,489.75



                       Michael L. Ashner and Susan Ashner

Date                   Number of Shares         Price Per Share ($)           Commission ($)             Total Cost/Net Sale ($)
----                   -----------------        -------------------           --------------             -----------------------
                       Bought (Sold)
                       -------------

30-Jun-00                     1,238.632                   --                   --                          Dividend

09-Aug-00                     (15,000) (1)                --                   --                             --


                                Michael L. Ashner

Date                   Number of Shares         Price Per Share ($)           Commission ($)             Total Cost/Net Sale ($)
----                   -----------------        -------------------           --------------             -----------------------
                       Bought (Sold)
                       -------------

09-Aug-00                      15,000                    13.60                 --                           204,002

14-Aug-00                      150,687 (2)               7.08                  --                         1,067,122




                                (Page 18 of 20)

            Winthrop Financial Associates, A Limited Partnership (3)

Date                   Number of Shares         Price Per Share ($)           Commission ($)             Total Cost/Net Sale ($)
----                   -----------------        -------------------           --------------             -----------------------
                       Bought (Sold)
                       -------------

19-Jun-00                      17,000                     7.00                1,020                       120,020.00

19-Jun-00                       8,000                     6.928                480                        55,907.30

30-Jun-00                       4,687                     --                   --                          Dividend

09-Aug-00                      (4,000)                    5.438                 243.23                    21,506.77

14-Aug-00                     (150,687)                   7.08                 --                         1,067,122















----------------

(1) These Shares were transferred to Michael L. Ashner individually.

(2) These Shares were purchased by Michael L. Ashner in a private transaction.

(3) Because Michael L. Ashner serves as Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership, such limited partnership may be deemed to be an affiliate of Mr. Ashner.



                                (Page 19 of 20)

                                  EXHIBIT INDEX


Exhibit No.                              Description
-----------                              -----------

Exhibit 9 Schottenstein/Ashner Agreement between Michael L. Ashner and Schottenstein Stores Corporation, dated August 11, 2000.

Exhibit 10 Joint Filing Agreement, dated August 14, 2000 by and among the Reporting Persons.

Exhibit 11        Power of Attorney of Michael L. Ashner

Exhibit 12        Power of Attorney of Susan Ashner






                                (Page 20 of 20)